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As filed with the Securities and Exchange Commission on September 17, 2008

Registration No. 333-152584

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
FORM F-8
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

KINROSS GOLD CORPORATION
(Exact name of Registrant as specified in its charter)

Province of Ontario, Canada (Province or Other Jurisdiction of Incorporation or Organization)	1041 (Primary Standard Industrial Classification) Code Number (if applicable)	650430083 (I.R.S. Employer Identification Number (if applicable))
52nd Floor, Scotia Plaza, 40 King Street West Toronto, Ontario, M5H 3Y2 (416) 365-5123 (Address and telephone number of Registrant's principal executive offices)

Scott W. Loveless, Parr Waddoups Brown Gee & Loveless
185 South State Street, Suite 1300, Salt Lake City, Utah 84111-1537
(801) 532-7840
(Name, address, (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:
Rob Lando, Esq. Osler, Hoskin & Harcourt LLP 620 8th Avenue – 36th Floor New York, New York 10018	Geoffrey P. Gold Executive Vice President and Chief Legal Officer 40 King Street West, 52nd Floor Toronto, Ontario M5H 3Y2

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after this Registration Statement is declared effective.

        This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box.    ☐

 Explanatory Note

The Registrant hereby amends its Registration Statement on Form F-8, as originally filed with the U.S. Securities and Exchange Commission on July 28, 2008 (the "Registration Statement"), as amended on September 4, 2008, to include the Notice of Extension, dated September 17, 2008, which the Registrant filed in its home jurisdiction as a supplement to the Offer and Circular, dated July 28, 2008, including the Letter of Transmittal and Notice of Guaranteed Delivery, which were previously filed with the Registration Statement, and the Notice of Extension, dated September 4, 2008, which was previously filed with the first amendment to the Registration Statement.

The Registrant previously paid a registration fee of US$2,561 in relation to its registration of 4,759,285 of its common shares and 2,145,432 of its common share purchase warrants, which represent the maximum number of common shares and common share purchase warrants of the Registrant estimated to be issuable to U.S. holders upon consummation of the offer to purchase all of the issued and outstanding common shares of Aurelian Resources Inc., with its filing of the Registration Statement.

 PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Item 1.    Home Jurisdiction Document

        Offer and Circular dated as of July 28, 2008, including the Letter of Transmittal and Notice of Guaranteed Delivery.*

        Notice of Extension dated as of September 4, 2008.**

        Notice of Extension dated as of September 17, 2008.

Item 2.    Informational Legends

        See page iv of the Offer and Circular dated as of July 28, 2008.*

        See page 1 of the Notice of Extension dated as of September 4, 2008.**

        See page 1 of the Notice of Extension dated as of September 17, 2008.

Item 3.    Incorporation of Certain Information by Reference

        See "Kinross Documents Incorporated by Reference and Further Information" in the Offer and Circular dated as of July 28, 2008.*

Item 4.    List of Documents Filed with the Commission

        See "Registration Statement Filed with the SEC" in the Offer and Circular dated as of July 28, 2008.*

*
Previously filed with the Registrant's Form F-8 (Commission File No. 333-152584) filed with the U.S. Securities and Exchange Commission on July 28, 2008.

**
Previously filed with the Registrant's Form F-8/A (Commission File No. 333-152584) filed with the U.S. Securities and Exchange Commission on September 4, 2008.

I-1

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, broker, bank manager, lawyer or other professional advisor. No securities regulatory authority has expressed an opinion about the securities that are the subject of this Offer and it is an offence to claim otherwise.

This Offer has not been approved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

September 17, 2008

NOTICE OF EXTENSION
by
KINROSS GOLD CORPORATION
in respect of its
OFFER TO PURCHASE
all of the outstanding common shares of
AURELIAN RESOURCES INC.
on the basis of 0.317 of a Kinross common share
and 0.1429 of a Kinross common share purchase warrant
for each common share of Aurelian Resources Inc.

Kinross Gold Corporation ("Kinross" or the "Offeror") hereby gives notice that it has amended its offer dated July 28, 2008, as amended by a notice of extension dated September 4, 2008 (the "Original Offer") to purchase all of the issued and outstanding common shares (the "Aurelian Shares") of Aurelian Resources Inc. ("Aurelian" or the "Company"), other than any Aurelian Shares owned directly or indirectly by the Offeror and including any Aurelian Shares that may become issued and outstanding after the date of the Original Offer but prior to the Expiry Time (as defined in the Original Offer) upon the conversion, exchange or exercise of any securities of Aurelian that are convertible into or exchangeable or exercisable for Aurelian Shares by extending the Expiry Time for the Offer from 6:00 p.m., (Toronto time), on September 15, 2008 to 11:59 p.m., (Toronto time), on September 29, 2008. References in this Notice of Extension (the "Notice") to the "Offer" shall refer to the Original Offer, as amended by this Notice, and references in this Notice to the "Offer and Circular" shall refer to the Offer and Circular of Kinross dated July 28, 2008, as amended by this Notice.

Except as otherwise set forth in this Notice, the terms and conditions previously set forth in the Original Offer including the Offer and Circular and the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery which accompanied the Offer and Circular continue to be applicable in all respects, and this Notice should be read in conjunction therewith. Unless the context requires otherwise or unless otherwise defined, defined terms used in this Notice have the same meaning as in the Offer and Circular.

THE OFFER HAS BEEN EXTENDED AND IS NOW OPEN FOR ACCEPTANCE UNTIL 11:59 P.M.,
TORONTO TIME, ON SEPTEMBER 29, 2008

The Dealer Managers for the Offer are:
In Canada	In the United States
Scotia Capital Inc. N M Rothschild & Sons Canada Securities Limited CIBC World Markets Inc.	Scotia Capital (USA) Inc. Rothschild Inc. CIBC World Markets Corp.

Shareholders who have validly deposited and not withdrawn their Aurelian Shares need take no further action to accept the Offer. Shareholders who wish to accept the Offer must properly complete and duly execute the Letter of Acceptance and Transmittal (printed on yellow paper) that accompanied the Offer and Circular, or a manually-executed facsimile thereof, and deposit it, together with certificates representing their Aurelian Shares and all other documents required by the Letter of Acceptance and Transmittal, in accordance with the instructions in the Letter of Acceptance and Transmittal. Alternatively, Shareholders may follow the procedures for guaranteed delivery set forth in Section 5 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery", using the Notice of Guaranteed Delivery (printed on green paper) that accompanied the Offer and Circular, or a facsimile thereof. Persons whose Aurelian Shares are registered in the name of a broker, dealer, bank, trust company or other nominee should contact such registered holder for assistance if they wish to accept the Offer.

Questions and requests for assistance may be directed to the Dealer Managers, Depositary or the Information Agent for the Offer. Contact details for such persons may be found on the back page of this document. Additional copies of this document, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery may be obtained without charge from the Dealer Managers, Depositary or the Information Agent at their respective offices specified on the back page of this document. Copies of this document and related materials may also be found on www.sedar.com and www.sec.gov.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, Kinross may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

 NOTICE TO SHAREHOLDERS IN THE UNITED STATES

        This Offer is made by a Canadian corporation that is permitted, under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States, to prepare the Offer and Circular in accordance with the disclosure requirements of Canadian securities laws. Shareholders in the United States should be aware that such requirements are different from those of the United States.

        Shareholders should be aware that the disposition of their Aurelian Shares and their acquisition of Kinross Shares and Kinross Warrants in the Offer may have tax consequences both in the United States and in Canada. Such consequences for Shareholders who are resident in or citizens of, the United States may not be fully described herein, and such holders are urged to consult their own tax advisors.

        The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that each of Kinross and Aurelian are incorporated or organized under the laws of the Province of Ontario and Canada, respectively, that some or all of their respective officers and directors may reside outside the United States, that the Canadian Dealer Managers and some or all of the experts named herein may reside outside the United States, and that all or a substantial portion of the assets of Kinross and Aurelian and such above mentioned persons may be located outside the United States.

        THE SECURITIES OFFERED PURSUANT TO THE OFFER AND CIRCULAR HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

 STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

        This Notice contains forward-looking statements that are subject to risks and based on a number of assumptions and other factors. See "STATEMENTS REGARDING FORWARD-LOOKING INFORMATION" in the Offer and Circular.

1

 NOTICE OF EXTENSION

September 17, 2008

TO:    THE HOLDERS OF COMMON SHARES OF AURELIAN RESOURCES INC.

        By notice to the Depositary dated September 15, 2008 and as set forth in this Notice, Kinross has extended its Original Offer to purchase all of the issued and outstanding Aurelian Shares, other than any Aurelian Shares owned directly or indirectly by the Offeror and including any Aurelian Shares that may become issued and outstanding after the date of the Original Offer but prior to the Expiry Time upon the conversion, exchange or exercise of any securities of Aurelian that are convertible into or exchangeable or exercisable for Aurelian Shares, on the basis of 0.317 of a Kinross Share and 0.1429 of a Kinross Warrant for each Aurelian Share.

        Except as otherwise set forth in this Notice, the terms and conditions previously set forth in the Original Offer including the Offer and Circular and the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery which accompanied the Offer and Circular continue to be applicable in all respects, and this Notice should be read in conjunction therewith. Unless the context requires otherwise or unless otherwise defined, defined terms used in this Notice have the same meaning as in the Offer and Circular.

1.     Recent Developments

        On September 4, 2008, a notice of extension was mailed to the holders of Aurelian Shares extending the Offer until 6:00 p.m. (Toronto time) on September 15, 2008. The exchange of the outstanding Aurelian Options for Replacement Options in the manner contemplated by the Offer was also completed effective September 4, 2008. On September 8, 2008, Kinross took up and paid for an aggregate of 2,789,278 Aurelian Shares, consisting of 1,625,480 Aurelian Shares deposited pursuant to Notices of Guaranteed Delivery delivered prior to the expiry of the original Expiry Time of 6:00 p.m. on September 3, 2008, and an additional 1,163,798 Aurelian Shares deposited on September 8, 2008. On September 15, 2008, Kinross took up and paid for an additional 12,376,001 Aurelian Shares. Accordingly, Kinross holds, as of the date hereof, 138,689,460 Aurelian Shares, representing 90.7% of the issued and outstanding Aurelian Shares, and 89.7% of the Aurelian Shares excluding the Aurelian Shares acquired by Kinross prior to the Offer.

2.     Extension of the Offer

        Kinross has amended the Offer by extending the Expiry Time for the Offer from 6:00 p.m., (Toronto time), on September 15, 2008 to 11:59 p.m., (Toronto time), on September 29, 2008. Accordingly, the definitions of "Expiry Date" and "Expiry Time" in the Offer and Circular are deleted in their entirety and replaced with the following definitions:

  "Expiry Date" means September 29, 2008, or such later date or dates as may be fixed by Kinross from time to time pursuant to Section 6 of the Offer, "Extensions, Variations and Changes to the Offer";

  "Expiry Time" means 11:59 p.m. (Toronto time) on the Expiry Date or such other time as is set out in a notice of variation of the Offer issued at any time and from time to time. See Section 6 of the Offer to Purchase, "Extensions, Variations and Changes to the Offer".

3.     Withdrawal of Deposited Aurelian Shares

        Except as otherwise stated in Section 8 of the Original Offer, "Right to Withdraw Deposited Aurelian Shares", all deposits of Aurelian Shares pursuant to the Offer are irrevocable. Unless otherwise required or permitted by applicable laws, any Aurelian Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

  (a)
  at any time before the Aurelian Shares have been taken up by Kinross pursuant to the Offer;

  (b)
  if the Aurelian Shares have not been paid for by Kinross within three business days after having been taken up; or

2

  (c)
  at any time before the expiration of 10 days from the date upon which either:

  (i)
  a notice of change relating to a change in the information contained in the Offer, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror, unless it is a change in a material fact relating to the Kinross Shares and Kinross Warrants), in the event that such change occurs at or before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

  (ii)
  a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Aurelian Shares where the Expiry Time is not extended for more than 10 days), is mailed, delivered or otherwise properly communicated, but subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities and only if such Deposited Shares have not been taken up by the Offeror at the date of the notice.

        As of September 15, 2008, Kinross has taken up and paid for 123,689,460 Aurelian Shares deposited under the Offer. Accordingly, such Aurelian Shares may not be withdrawn.

        Shareholders are referred to Section 8 of the Original Offer, "Right to Withdraw Deposited Aurelian Shares", for further details and a description of the procedures for exercising the right to withdraw Aurelian Shares deposited under the Offer.

4.     Take-Up and Payment for Deposited Aurelian Shares

        Subject to the terms of the Offer, Kinross will take-up and pay for any additional Aurelian Shares validly deposited under the Offer as soon as possible after deposit, but in any event not later than 10 days after such deposit.

        Shareholders are referred to Section 3 of the Original Offer, "Take-Up and Payment for Deposited Shares", for further details as to the take-up and payment for Aurelian Shares under the Offer.

5.     Offerees' Statutory Rights

        Securities legislation of the provinces and territories of Canada provides security holders of Aurelian with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages if there is a misrepresentation in a circular or notice that is required to be delivered to those security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

3

 CERTIFICATE

DATED: September 17, 2008

        The Offer and Circular dated July 28, 2008, as amended by a notice of extension dated September 4, 2008, and by this Notice, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

(Signed) TYE W. BURT	(Signed) THOMAS M. BOEHLERT
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer
On behalf of the Board of Directors of Kinross Gold Corporation
(Signed) JOHN E. OLIVER	(Signed) JOHN A. BROUGH
Director	Director

C-1

The Depositary for the Offer is:

COMPUTERSHARE INVESTOR SERVICES INC.

By Mail:	By Registered Mail, Hand or by Courier:
P.O. Box 7021 31 Adelaide Street East Toronto, ON M5C 3H2 Attention: Corporate Actions	9th Floor 100 University Avenue Toronto, ON M5J 2Y1 Attention: Corporate Actions

North American Toll Free Number: 1-800-564-6253
Local/Overseas: 1-514-982-7555
Facsimile: 416-643-3148
E-mail: corporateactions@computershare.com
Website: www.computershare.com

The Dealer Managers for the Offer are:

In Canada	In the United States
Scotia Capital Inc. N M Rothschild & Sons Canada Securities Limited CIBC World Markets Inc.	Scotia Capital (USA) Inc. Rothschild Inc. CIBC World Markets Corp.

The Information Agent for the Offer is:

The Exchange Tower
130 King Street West, Suite 2950, P.W. Box 361
Toronto, Ontario
M5X 1E2

North American Toll Free Number: 1-800-775-4067
Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
Outside North America, Banks and Brokers Call Collect: 416-867-2272

Any questions and requests for assistance may be directed by the Shareholders to the Depositary or the Information Agent at their respective telephone numbers and addresses set out above. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

 PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Indemnification of Directors and Officers

        Section 136 of the Business Corporations Act (Ontario) (the "Act") provides that a corporation may indemnify a director or officer of the corporation, a former director or officer of the corporation or a person who acts or acted at the corporation's request as a director or officer or an individual acting in a similar capacity, of another entity, (collectively, the "Indemnified Party"), against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the Indemnified Party in respect of any civil, criminal, administrative, investigative or other proceeding (collectively, the "Action") in which the individual is involved because of that association with the corporation or other entity, if:

  (a)
  he or she acted honestly and in good faith with a view to the best interests of the corporation; and

  (b)
  in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful.

        Section 136 of the Act also provides that a corporation may, with the approval of the court, indemnify an Indemnified Party in respect of an action by or on behalf of the corporation or other entity to obtain a judgment in its favor (a "Derivative Action"), to which the individual is made a party because of the individual's association with the corporation or other entity, against all costs, charges and expenses reasonably incurred by the individual in connection with such Derivative Action if the individual fulfills the conditions set forth in clauses (a) and (b) of the paragraph above.

        If an Indemnified Party is substantially successful on the merits in his or her defense of an Action or Derivative Action and fulfills the conditions set forth previously, the Indemnified Party is entitled to indemnification from the corporation in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defense of such Action or Derivative Action to which the individual has been made party because of the individual's association with the corporation or other entity.

        The Bylaws of the Registrant provide that an Indemnified Party shall at all times be indemnified by the Registrant in every circumstance where the Act so permits or requires. The Bylaws further provide that, subject to limitations in the Act regarding indemnities in respect of Derivative Actions, every person who at any time is or has been a director or officer, or in a similar capacity, of the Registrant or properly incurs or has properly incurred any liability on behalf of the Registrant or who at any time acts or has acted at the Registrant's request (in respect of the Registrant or any other entity), and his or her heirs and legal representatives, shall at all times be indemnified by the Registrant against all costs, charges and expenses, including an amount paid to settle an action or satisfy a fine or judgment, reasonably incurred by him or her in respect of or in connection with any civil, criminal or administrative action, proceeding or investigation (apprehended, threatened, pending, under way or contemplated) to which he or she is or may be made a party or in which he or she is or may become otherwise involved by reason of being or having been such a director or officer or by reason of so incurring or having so incurred such liability or by reason of so acting or having so acted (or by reason of anything alleged to have been done, omitted or acquiesced in by him or her in any such capacity or otherwise in respect of any of the foregoing), and has exhausted all appeals therefrom, if:

  (a)
  he or she acted honestly and in good faith with a view to the best interest of the Registrant (or, if applicable, in the best interest of the other entity for which the individual acted as a director, officer or in a similar capacity at the Registrant's request); and

  (b)
  in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing his or her conduct was lawful.

        The Bylaws further provide that the above described indemnification provisions shall not affect any other right to indemnification to which any person may be or become entitled by contract or otherwise, and no settlement or plea of guilty in any action or proceeding shall alone constitute evidence that a person did not meet a condition set out in clause (a) or (b) above or any corresponding condition in the Act. The Bylaws also provide that the persons described above shall not be liable for any damage, loss, cost or liability sustained or incurred by the Registrant, except where so required by the Act, if such person acted honestly and in good faith with a view to the best interest of the Registrant (or of the entity for which the individual acted as a director, officer or in a similar capacity at the Registrant's request).

        The Registrant has a policy of insurance for its directors and officers and those of its subsidiaries. The limit of liability applicable to all insured directors and officers under the current policies, which will expire on February 15, 2009, is Cdn$100 million in the aggregate, inclusive of defense costs. Under the policies, the Registrant has reimbursement coverage to the extent that it has indemnified the directors and officers in excess of a deductible of Cdn$5 million for each loss for securities claims and Cdn$1 million for each loss for non-securities claims. The total premium charged to the Registrant in respect of coverage for 2008 is Cdn$1,359,500, for 2007 was Cdn$1,140,133 and for 2006 was Cdn$1,068,940, no part of which is or was payable by the directors or officers of the Registrant.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

 EXHIBIT INDEX

Exhibit Number	Description
1.1	Press release dated July 24, 2008 relating to Kinross Gold Corporation's ("Kinross") intention to make an offer for all outstanding common shares of Aurelian Resources Inc. ("Aurelian") (incorporated by reference to Kinross's filing pursuant to Rule 425 (Commission File No. 132-02648) filed by Kinross on July 24, 2008)
2.1	Support Agreement dated July 23, 2008 by and between Kinross and Aurelian*
2.2	Subscription Agreement dated July 23, 2008 by and between Kinross and Aurelian*
2.3
Form of Lock-Up Agreement by and between Kinross and Patrick Anderson, George Bee, Colin Benner, Jon Douglas, William Fisher, Andre Gaumond, Joseph Hamilton, Keith McKay, Thomas Obradovich, Jonathan Rubenstein and Tim Warman*
2.4	Form of Warrant Agreement by and between Kinross and Computershare Trust Company of Canada*
3.1
Annual information form of Kinross for the year ended December 31, 2007 dated March 27, 2008 (incorporated by reference to Exhibit 99.1 to Kinross's report on Form 40-F (Commission File No. 0-10321) filed by Kinross on March 31, 2008)
3.2
Audited consolidated financial statements of Kinross, including the notes thereon, and together with the auditor's report, as at December 31, 2007 and 2006 and for each of the years in the three year period ended December 31, 2007 (incorporated by reference to Exhibit 99.3 to Kinross's report on Form 40-F (Commission File No. 0-10321) filed by Kinross on March 31, 2008)
3.3
Management's discussion and analysis of financial condition and results of operations of Kinross for the year ended December 31, 2007 (incorporated by reference to Exhibit 99.2 to Kinross's report on Form 40-F (Commission File No. 0-10321) filed by Kinross on March 31, 2008)
3.4
Management information circular dated March 26, 2008 for Kinross's 2008 annual and special meeting of shareholders held on May 7, 2008 (incorporated by reference to Exhibit 99.2 to Kinross's report on Form 6-K (Commission File No. 001-13382) filed by Kinross on April 8, 2008)
3.5
Unaudited consolidated interim financial statements of Kinross, including the notes thereon, for the three months ended March 31, 2008 and 2007 (incorporated by reference to Exhibit 99.1 to Kinross's report on Form 6-K (Commission File No. 001-13382) filed by Kinross on May 14, 2008)
3.6
Management's discussion and analysis of financial condition and results of operations of Kinross for the three months ended March 31, 2008 and 2007 (incorporated by reference to Exhibit 99.1 to Kinross's report on Form 6-K (Commission File No. 001-13382) filed by Kinross on May 14, 2008)

Exhibit Number	Description
3.7	Material change report of Kinross filed January 28, 2008 concerning the private placement of $460 million of 1.75% senior unsecured convertible notes due March 15, 2028 with a conversion price of $28.48 (incorporated by reference to Exhibit 99.1 to Kinross's report on Form 6-K (Commission File No. 001-13382) filed by Kinross on January 28, 2008)
4.1	Consent of Osler, Hoskin & Harcourt LLP*
4.2	Consent of KPMG LLP*
4.3	Consent of Robert Henderson*
4.4	Consent of Larry Smith*
5.1	Powers of attorney (included on signature page)*

*
Previously filed with the Registrant's Form F-8 (Commission File No. 333-152584) filed with the U.S. Securities and Exchange Commission on July 28, 2008.

 PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.    Undertakings

        The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-8 or to transactions in said securities.

        The Registrant further undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, information regarding purchases of the Registrant's securities or of the subject issuer's securities during the exchange offer. Such information shall be set forth in amendments to this Form F-8.

Item 2.    Consent to Service of Process

        On July 28, 2008 the Registrant filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

        Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the relevant registration statement.

III-1

 SIGNATURES

        Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-8 and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Canada, on September 17, 2008.

KINROSS GOLD CORPORATION
By:	/s/ TYE W. BURT Name: Tye W. Burt Title: President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the Registration Statement has been signed below by the following persons in the capacities indicated, on the 17th day of September, 2008.

/s/ TYE W. BURT Tye W. Burt	President and Chief Executive Officer and Director (Principal Executive Officer)
/s/ THOMAS M. BOEHLERT Thomas M. Boehlert	Executive Vice-President and Chief Financial Officer (Principal Financial and Accounting Officer)
* John A. Brough	Director
* John K. Carrington	Director
* Richard S. Hallisey	Director
* John M.H. Huxley	Director
* John A. Keyes	Director
* Catherine McLeod-Seltzer	Director
* George F. Michals	Director
* Terence C.W. Reid	Director
* John E. Oliver	Director
*
Pursuant to the Power of Attorney on the signature page of the Registrant's Form F-8 filed with the U.S. Securities and Exchange Commission on July 28, 2008, Tye W. Burt, as attorney-in-fact, does hereby sign this Amendment No. 2 to the Registration Statement on behalf of each such director, in each case in the capacity of director.

By:	/s/ TYE W. BURT Name: Tye W. Burt Title: Attorney-in-fact

 AUTHORIZED REPRESENTATIVE

        Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, as amended, the undersigned has signed this Amendment No. 2 to the Registration Statement, solely in the capacity of the duly authorized representative of Kinross Gold Corporation, on September 16, 2008.

Parr Waddoups Brown Gee & Loveless
By:	/s/ SCOTT W. LOVELESS Name: Scott W. Loveless Title: Vice President

QuickLinks

Explanatory Note
PART I
  Item 1. Home Jurisdiction Document
  Item 2. Informational Legends
  Item 3. Incorporation of Certain Information by Reference
  Item 4. List of Documents Filed with the Commission
NOTICE TO SHAREHOLDERS IN THE UNITED STATES
STATEMENTS REGARDING FORWARD-LOOKING INFORMATION
NOTICE OF EXTENSION
CERTIFICATE
PART II
Indemnification of Directors and Officers
EXHIBIT INDEX
PART III
  Item 1. Undertakings
  Item 2. Consent to Service of Process
SIGNATURES
AUTHORIZED REPRESENTATIVE